Exhibit 99.63

FIRST PHOSPHATE CORP.

Condensed Interim Financial Statements

November 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of First Phosphate Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. These financial statements, along with the accompanying notes, have been approved by the Company’s audit committee

In accordance with Canadian Securities Administrators National Instruments 51-102, the Company discloses that these unaudited condensed interim financial statements have not been reviewed by the Company’s auditors.

Approved and authorized by the Board of Directors on January 27, 2026.

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

AS AT

Assets	November 30, 2025 $	February 28, 2025 $
Current Assets
Cash and cash equivalents (note 5)	19,983,238	1,873,550
Restricted cash (note 5)	40,000	35,000
Prepaid expenses (note 6)	786,223	159,445
Tax credits recoverable (note 9)	349,198	1,244,955
Prepaid financing expense (note 8)	—	332,578
Amounts receivable	175,011	47,336
	21,333,670	3,692,864
Non-Current Assets
Investments (note 7)	171,153	168,174
Exploration and evaluation assets (note 9)	3,591,734	3,591,734
Right-of-use asset (note 10)	29,576	—
	3,792,463	3,759,908

Total Assets	25,126,133	7,452,772

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	632,256	342,964
Lease liabilities – current portion (note 10)	3,021	—
Flow-through share premium liability (note 11)	597,598	718,477
	1,232,875	1,061,441
Non-current Liabilities
Lease liabilities (note 10)	2,414	—
Total Liabilities	1,235,289	1,061,441

Shareholders’ Equity
Capital stock (note 12)	56,494,498	30,657,018
Contributed surplus (note 12)	6,100,595	5,309,401
Shares to be issued (note 12)	403,014	—
Deficit	(39,107,263)	(29,575,088)
Total Shareholders’ Equity	23,890,844	6,391,331

Total Liabilities and Shareholders’ Equity	25,126,133	7,452,772

Nature of operations (note 1)

Going concern (note 2)

Subsequent events (note 17)

Approved and authorized by the Board of Directors on January 27, 2026.

“BENNETT KURTZ”	“JOHN PASSALACQUA”
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended November 30,		For the nine months ended November 30,
	2025 $	2024 $	2025 $	2024 $
Expenses
Mining exploration and metallurgy expense (note 9)	3,843,718	890,243	6,570,074	3,943,631
Share based compensation (notes 12 and 13)	652,966	488,082	1,517,934	1,676,069
Business development	588,515	193,815	862,751	464,349
Professional fees (note 12)	249,384	8,777	441,584	377,128
Research and development expenses	—	17,786	—	17,786
General and administrative expenses	412,798	60,568	561,867	194,940
Regulatory and compliance expenses	50,771	14,530	123,239	127,030
Directors’ fees	—	—	—	10,000
Total expenses	5,798,152	1,673,801	10,077,449	6,810,933

Other income/(expenses)
Interest income	4,131	1,746	34,365	118,401
Financing expense (notes 8 and 12)	—	(119,729)	(332,578)	(372,488)
Depreciation expense	(3,085)	—	(3,085)	—
Gain on amortization of flow-through share premium liability (note 11)	19,667	109,124	843,593	1,021,710
Unrealized gain (loss) on investments (note 7)	(389)	674	2,979	5,110
Net loss and comprehensive loss	(5,777,828)	(1,681,986)	(9,532,175)	(6,038,200)

Loss per common share – basic and diluted	(0.04)	(0.02)	(0.08)	(0.08)

Weighted average number of common shares outstanding – basic and diluted	140,247,799	76,157,398	113,069,519	75,171,163

The accompanying notes are an integral part of these condensed interim financial statements

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CONDENSED INTERIM STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

For the nine months ended November 30, 2025 and 2024
(Expressed in Canadian Dollars)
(Unaudited)

		Common Shares
	Note	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 29, 2024		73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374
Shares issued for business development		200,000	60,000	—	—	—	60,000
Share based compensation		—	—	1,532,472	143,597	—	1,676,069
Shares issued for acquisition of exploration and evaluation assets		200,000	34,000	—	—	—	34,000
Shares issued for settlement of debt		83,334	21,250	—	—	—	21,250
Shares issued upon exercise of restricted share units		2,928,696	1,026,840	(1,026,840)	—	—	—
Net loss for the period		—	—	—	—	(6,038,200)	(6,038,200)
Balance, November 30, 2024		77,198,802	27,484,724	5,423,046	143,597	(27,985,874)	5,065,493

Balance, February 28, 2025		89,947,551	30,657,018	5,309,401	—	(29,575,088)	6,391,331
Shares issued	12(b)	50,506,720	23,321,897	—	—	—	23,321,897
Shares to be issued to PFN	12(g)	—	—	—	49,014	—	49,014
Flow-through share premium liability	11	—	(722,714)	—	—	—	(722,714)
Residual value of warrants in units issued	12(f)	—	(189,269)	189,269	—	—	—
Share issuance costs	12(b)	—	(1,466,914)	—	—	—	(1,466,914)
Shares issued for finders’ fees	12(b)	2,346,776	1,104,739	—	—	—	1,104,739
Warrants issued for finders’ fees	12(b)	—	—	250,475	—	—	250,475
Share based compensation	12 and 13	—	—	1,517,934	—	—	1,517,934
Warrants exercised	12(f)	4,584,014	2,468,776	(176,769)	354,000	—	2,646,007
Options exercised	12(e)	1,175,000	549,920	(218,670)	—	—	331,250
Shares issued upon exercise of restricted share units	12(d)	2,658,780	771,046	(771,046)	—	—	—
Net loss for the period		—	—	—	—	(9,532,175)	(9,532,175)
Balance, November 30, 2025		151,218,841	56,494,498	6,100,595	403,014	(39,107,263)	23,890,844

The accompanying notes are an integral part of these condensed interim financial statements.

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CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	For the nine months ended November 30,
	2025 $	2024 $
Operating Activities
Net loss for the period	(9,532,175)	(6,038,200)
Non-cash expense:
Share based compensation	1,517,934	1,676,069
Financing expense	332,578	372,488
Mining exploration and metallurgy expense paid through shares to PFN (notes 12(g) and 12(b)(xv))	49,014	60,000
Depreciation on ROU asset	3,085	—
Interest expense on lease	70	—
Gain on amortization of flow-through share premium liability	(843,593)	(1,021,710)
Unrealized gain on investments	(2,979)	(5,110)
Changes in non-cash working capital items:
Amounts receivable	(127,675)	603,735
Tax credits recoverable	895,757	(1,126,277)
Prepaid expenses	(626,778)	346,872
Accounts payable and accrued liabilities	289,292	(2,204,122)
Restricted cash	(5,000)	(10,000)
Net cash used in operating activities	(8,050,470)	(7,346,255)

Financing Activities
Issuance of shares and warrants	23,210,197	—
Issuance of shares on exercise of options and warrants	2,623,257	—
Shares issuable on exercise of warrants	354,000	—
Lease payments	(27,296)	—
Net cash provided by financing activities	26,160,158	—
Net increase (decrease) in cash for the period	18,109,688	(7,346,255)
Cash and cash equivalents, beginning of the period	1,873,550	7,496,238
Cash and cash equivalents, end of the period	19,983,238	149,983

Supplemental cash flow information
Recognition of flow-through liability	722,714	—
Purchase of exploration and evaluation assets by issue of shares	—	34,000
Shares issued for settlement of debt	—	21,250
Shares issued for finders’ fees	1,104,739	—
Warrants issued for finders’ fees	250,475	—
Shares issued upon exercise of RSUs	771,046	1,026,840

The Company paid $nil in taxes and $200 in interest in the nine months ended November 30, 2025 (2024 - $nil and $10,163).

The Company received $34,365 in interest income in the nine months ended November 30, 2025 (2024 - $118,401).

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(unaudited)

1.	Nature of Operations

First Phosphate Corp. (the “Company”) is incorporated in British Columbia and it owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LPF”) battery industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

2.	Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Accordingly, they do not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material. The ability of the Company to continue as a going concern is dependent on its ability to ultimately achieve profitable operations.

As of November 30, 2025, the Company had accumulated losses of $39,107,263 since its inception and had negative cash flows from operating activities of $8,050,470 for the nine months then ended. Furthermore, the Company expects to incur further losses in the development of its business. These factors represent material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to ultimately achieve profitable operations.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(unaudited)

3.	Basis of Presentation

(a)	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 28, 2025 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 28, 2025. These condensed interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on January 27, 2026.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

4.	Material Accounting Policy Information

In preparing the Company’s condensed interim financial statements for the nine months ended November 30, 2025, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 and 4 of the Annual Financial Statements.

5.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $5,233,238 (February 28, 2025 - $473,550) and investments in guaranteed investment certificates (“GIC”) of $14,750,000 (February 28, 2025 - $1,400,000) which comprises of one-year cashable term GICs earning interest of 2.45% to 2.95% per annum.

Restricted cash is comprised of a $40,000 investment in a GIC (February 28, 2025 - $35,000). The GIC is a one-year cashable term with a maturity date of August 25, 2026, earning interest at 2.50% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

6.	Prepaid Expenses

Prepaid expenses are comprised of the following:

	November 30, 2025 $	February 28, 2025 $
Expenses paid in advance:
Business development	426,481	104,450
Mining exploration and metallurgy	178,325	32,000
Professional fees	69,708	3,333
General administrative expenses	52,841	5,148
Regulatory and compliance expenses	58,868	14,514
Total	786,223	159,445

7.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with Integrals Power Limited (“IPL”) under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

The value of the IPL shares is determined based on the trading price of the most recent equity transaction of the issuer. The IPL shares are reevaluated at the end of each period.

A continuity of investments is as follows:

$
Balance, February 29, 2024	132,988
Gain on foreign currency translation	5,110
Balance, November 30, 2024	138,098

Balance, February 28, 2025	168,174
Gain on foreign currency translation	2,979
Balance, November 30, 2025	171,153

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

8.	Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 until September 30, 2025. The Company issued 5,250,000 share purchase warrants as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately and the balance would vest upon utilization of the facility. The fair value of the vested warrants was estimated to be $798,188 (Note 13) and was being amortized over the term of the Credit Facility until September 1 2025. The remaining warrants vest as advances are taken under the Credit Facility.

The Credit Facility was not utilized, and the remaining balance of the prepaid financing expense was fully expensed in the period.

A continuity of the prepaid financing expense is as follows:

$
Balance, February 29, 2024	731,673
Amortization for the period	(372,488)
Balance, November 30, 2024	359,185

Balance, February 28, 2025	332,578
Amortization for the period	(332,578)
Balance, November 30, 2025	—

9.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the nine-month periods ended November 30, 2024 and 2025:

	Lac`a l’Orignal (a) $	Begin- Lamarche flagship area (b) $	Total $
Balance as of February 29, 2024	3,270,709	287,025	3,557,734
Acquisition costs	—	34,000	34,000
Balance as of November 30, 2024	3,270,709	321,025	3,591,734

Balance as of February 28, 2025	3,270,709	321,025	3,591,734
Acquisition costs	—	—	—
Balance as of November 30, 2025	3,270,709	321,025	3,591,734

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

The Company expenses non-acquisition exploration and evaluation expenditure to profit and loss. This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following table details such expenditure:

	Lac `a l’Orignal (a) $	Begin-Lamarche flagship area (b) $	Total $
Consulting	80,000	89,405	169,405
Survey, drilling & geophysics	—	1,548,806	1,548,806
Metallurgical testing	—	3,889,174	3,889,174
Mining tax credits	(158,703)	(1,505,051)	(1,663,754)
For the nine months ended November 30, 2024	(78,703)	4,022,334	3,943,631

Consulting	—	266,437	266,437
Survey, drilling & geophysics	—	5,355,389	5,355,389
Metallurgical testing	—	456,762	456,762
Engineering	—	840,685	840,685
Mining tax credits	—	(349,198)	(349,198)
For the nine months ended November 30, 2025	—	6,570,074	6,570,074

(a)   Lac `a l’Orignal

The Lac `a l’Orignal properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

(b)   Begin-Lamarche flagship area

The Begin-Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

On July 10, 2024, the Company acquired 15 mineral claims in this area for total consideration of $34,000 through the issuance of 200,000 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

The Company is entitled to refundable mining tax credits on qualified exploration expenditures incurred in Quebec. For the nine months ended November, 2025, the Company accrued mining tax credits receivable of $349,198 (November 30, 2024 - $1,118,494) and received mining tax credit refunds of $1,244,955, which were accrued for the year ended February 28, 2025.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

10.	Right-of-use asset (Vehicle)

The Company leases a motor vehicle and recognizes a right-of-use asset and corresponding lease liability. The following details the changes in the right-of-use asset for the nine months ended November 30, 2025:

	For the nine months ended November 30
	2025 $	2024 $
Balance, beginning of the period	—	—
Additions	32,661	—
Depreciation for the period	(3,085)	—
Balance, end of the period	29,576	—

The following details the changes in the lease liability for the nine months ended November 30, 2025:

	For the nine months ended November 30
	2025 $	2024 $
Balance, beginning of the period	—	—
Recognized during the period	5,917	—
Interests charged	71
Payments made	(553)	—
Balance, end of the period	5,435	—

11.	Flow-Through (“FT”) Share Premium Liability

	For the nine months ended November 30
	2025 $	2024 $
Balance, beginning of the period	718,477	1,151,052
Liability incurred through flow-through shares issued	722,714	—
Amortization for the period	(843,593)	(1,021,710)
Balance, end of the period	597,598	129,342

As of November 30, 2025, $12,999,473 remains to be spent on qualifying expenditures (November 30, 2024 - $646,711).

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

12.	Share Capital and Contributed Surplus

(a)	Authorized shares

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

(b)	Common shares

Common share transactions are as follows:

During the nine months ended November 30, 2025:

(i) On May 27, 2025, The Company issued 5,041,880 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,764,658, and 1,789,990 units, at a price of $0.35 per unit, for gross proceeds of $626,497. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the above private placements, the Company paid $800 in cash finders’ fees, issued 244,478 compensation shares valued at $85,255, and issued 218,193 compensation warrants, valued at $12,591, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(ii) On June 2, 2025, the Company issued 2,883,429 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,009,200, and 334,757 units, at a price of $0.35 per unit, for gross proceeds of $117,164. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 226,674 compensation shares and 226,674 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(iii) In July 2025, the Company issued 12,856,513 flow-through shares at a price of $0.35 per share, for gross proceeds of $4,499,780, and 550,142 units, at a price of $0.35 per unit, for gross proceeds of $192,549. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $1,600 in cash finders’ fees, and issued 894,998 compensation shares and 899,570 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

(iv) On August 22, 2025, the Company issued 4,749,000 flow-through shares at a price of $0.50 per share, for gross proceeds of $2,374,500, and 1,150,000 units, at a price of $0.50 per unit, for gross proceeds of $575,000. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $25,200 in cash finders’ fees, and issued 218,320 compensation shares and advisory shares at a deemed price of $0.50 per common share, and 268,720 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(v) On August 31, 2025, the Company issued 2,658,780 common shares upon the exercise of restricted share units (“RSUs”) for services received from its directors, management and staff. The fair value of the RSUs on the grant date was computed as $771,046 and was reclassified upon exercise from contributed surplus to capital stock.

(vi) On September 12, 2025, the Company issued 5,150,000 flow-through shares at a price of $0.50 per share, for gross proceeds of $2,575,000, and 2,415,000 units, at a price of $0.50 per unit, for gross proceeds of $1,207,500. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $36,000 in cash finders’ fees, and issued 324,800 compensation shares and advisory shares at a deemed price of $0.50 per common share, and 404,800 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(vii) On September 19, 2025, the Company issued 3,168,400 flow-through shares at a price of $0.50 per share, for gross proceeds of $1,584,200, and 6,220,000 units, at a price of $0.50 per unit, for gross proceeds of $3,110,000. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $35,600 in cash finders’ fees, and issued 151,520 compensation shares and advisory shares at a deemed price of $0.50 per common share, and 222,720 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(viii) On September 23, 2025, the Company issued 230,000 flow-through shares at a price of $0.50 per share, for gross proceeds of $115,000. In connection with the issuances, the Company issued 18,400 compensation shares and advisory shares at a deemed price of $0.50 per common share, and 18,400 compensation warrants, with the warrants exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(ix) On September 28, 2025, the Company entered into an agreement for a “best efforts” private placement of up to 25,000,000 units of the Company at a price of $0.60 per unit for aggregate gross proceeds of up to $15,000,000. The Company and the agent mutually agreed to withdraw this offering on October 6, 2025 due to market volatility.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

(x) On November 14, 2025, the Company issued 2,244,722 flow-through shares at a price of $0.90 per share, for gross proceeds of $2,020,250, and 177,666 units, at a price of $0.90 per unit, for gross proceeds of $159,899. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 178,698 compensation shares and advisory shares at a deemed price of $0.90 per common share, and 178,698 compensation warrants, with the warrants exercisable at $1.25 per common share, until April 30, 2026, subject to an accelerated expiry clause.

(xi) On November 21, 2025, the Company issued 1,111,110 flow-through shares at a price of $0.90 per share, for gross proceeds of $999,999, and 434,111 units, at a price of $0.90 per unit, for gross proceeds of $390,700. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 88,888 compensation shares and advisory shares at a deemed price of $0.90 per common share, and 88,888 compensation warrants, with the warrants exercisable at $1.25 per common share, until April 30, 2026, subject to an accelerated expiry clause.

(xii) The Company issued 1,175,000 common shares on the exercise of 800,000 options at $0.25 per share for gross proceeds of $200,000, and 375,000 options at $0.35 per share for gross proceeds of $131,250.

(xiii) The Company issued 4,584,014 common shares, at $0.50 per share, on the exercise of 4,584,014 warrants, for total proceeds of $2,292,007.

During the nine months ended November 30, 2024

(xiv) On April 5, 2024, the Company issued 84,615 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(xv) On April 16, 2024, the Company issued 200,000 common shares to the PFN pursuant to the signing of the Collaboration Agreement, with a fair value of $60,000 (see note 17(a)).

(xvi) On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $301,418 and was reclassified upon exercise from contributed surplus to capital stock.

(xvii) On July 10, 2024, the Company acquired 15 additional mineral claims in the Begin-Lamarche area by the issue of 200,000 common shares with a fair value of $34,000.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

(xviii) On July 11, 2024, the Company issued 84,615 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(xix) On July 31, 2024, the Company issued 28,000 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $6,720 and was reclassified upon exercise from contributed surplus to capital stock.

(xx) On August 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 452,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $331,308 and was reclassified upon exercise from contributed surplus to capital stock.

(xxi) On October 2, 2024, the Company issued 83,334 common shares to settle a debt to a consultant. The fair value of the common shares on the grant date was computed as $21,250 at $0.255 per share.

(xxii) On November 30, 2024, the Company issued 471,000 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 541,100 common shares due to the exercise of RSUs for services received from consultants. The aggregate fair value of the RSUs on the grant date was computed as $321,394 and was reclassified upon exercise from contributed surplus to capital stock.

(c)	Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023 and amended on July 24, 2024. Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants are entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant. The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

(d)	Restricted Share Units

On March 1, 2025, the Company granted 2,658,580 RSUs to directors, management and staff. The RSUs vested on August 31, 2025 and were exercised on September 4, 2025.

On September 1, 2025, the Company granted 1,850,400 RSUs to its directors, officers and consultants. The RSUs are to vest on February 28, 2026.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

On November 24, 2025, the Company granted 1,303,000 RSUs to directors, officers, consultants and employees as bonus. The RSUs vested on January 1, 2026 and were exercised on January 5, 2026.

The following details the changes in outstanding RSUs for the nine months ended November 30, 2024 and 2025:

	For the nine months ended November 30,
	2025	2024
Outstanding, March 1	—	3,074,298
Granted during the period	5,812,180	1,173,000
Vested and exercised during the period	(2,658,780)	(2,928,696)
Cancelled during the period	—	(246,500)
Outstanding, November 30	3,153,400	1,072,102

The following is a summary of RSUs outstanding and exercisable as of November 30, 2025:

Vesting date	Number of RSUs outstanding	Number of RSUs exercisable
January 1, 2026	1,303,000	—
February 28, 2026	1,850,400	—
	3,153,400	—

For the nine months ended November 30, 2025, the Company recorded $771,046 of share-based compensation related to the vesting of RSUs (2024 - $969,879).

(e)	Options

On November 24, 2025, directors, officers and consultants of the Company were granted 4,700,000 options. The options vest as follows: i) 25% are to vest on May 24, 2026; (ii) 25% are to vest on November 24, 2026; (iii) 25% are to vest on May 24, 2027; and (iv) the remaining options are to vest on November 24, 2027. The options expire on December 29, 2028.

During the nine months ended November 30, 2025, 800,000 options were exercised at $0.25 per share for gross proceeds of $200,000, and 375,000 options were exercised at $0.35 per share for gross proceeds of $131,250, for a total issuance of 1,175,000 common shares.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

The following details the changes in outstanding options for the nine months ended November 30, 2025:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 29, 2024	9,893,000	0.37
Issued during the period	400,000	0.40
Forfeited during the period	(1,393,000)	0.40
Expired during the period	(25,000)	0.70
Outstanding, November 30, 2024	8,875,000	0.36

Outstanding, February 28, 2025	8,500,000	0.37
Issued during the period	4,700,000	0.90
Exercised during the period	(1,175,000)	0.28
Expired during the period	(600,000)	0.65
Outstanding, November 30, 2025	11,425,000	0.58

The following is a summary of options outstanding and exercisable as of November 30, 2025:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining (in years)
February 22, 2026	1,725,000	1,725,000	0.25	0.23
February 22, 2026	2,050,000	2,050,000	0.35	0.23
September 1, 2026	250,000	250,000	0.70	0.75
December 29, 2026	200,000	150,000	0.40	1.08
April 16, 2027	250,000	187,500	0.40	1.38
July 10, 2027	150,000	75,000	0.40	1.67
December 29, 2028	2,100,000	1,575,000	0.40	3.08
December 29, 2028	4,700,000	—	0.90	3.08
	11,425,000	6,012,500

For the nine months ended November 30, 2025, the Company recorded $156,719 of share based compensation related to the vesting of options (2024 - $562,593). The fair value of options was determined based on the Black-Scholes pricing model, with the following inputs:

Weighted Averages	2025	2024
Share price	$0.67	$0.30
Dividend yield	Nil	Nil
Exercise price	$0.40	$0.40
Risk-free interest rate	2.44%	4.09%
Expected volatility	107%	100%
Expected expiration	3.10	3.00

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

(f)	Warrants

On May 27, 2025, the Company issued 894,995 warrants as part of the issuance of units, each exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The 894, warrants are valued using the residual method at $35,800. The Company also issued 218,193 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 230,948 finders’ warrants was $12,591 computed using the Black Scholes pricing model.

On June 2, 2025 the Company issued 167,378 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $nil. The Company also issued 226,674 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 226,674 finders’ warrants was $21,209 computed using the Black Scholes pricing model.

In July 2025, the Company issued 275,071 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $nil. The Company also issued 899,570 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 899,570 finders’ warrants was $64,680 computed using the Black Scholes pricing model.

On August 22, 2025 the Company issued 575,000 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $28,750. The Company also issued 268,720 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 268,720 finders’ warrants was $28,051 computed using the Black Scholes pricing model.

On September 1, 2025, the Company’s line of credit, provided by three of its directors for an aggregate of $2.1 million, expired without being called onb. As a result, 2,625,000 of the warrants issued to the directors in connection with that facility expired unvested on that date.

In September 2025, the Company issued 4,317,500 warrants as part of the issuance of units, exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry date. The warrants are valued using the residual method at $nil. The Company also issued 645,920 finders’ warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 645,920 finders’ warrants was $100,722 computed using the Black Scholes pricing model.

In November 2025, the Company issued 611,777 warrants as part of the issuance of units, exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry date. The warrants are valued using the residual method, with a fair value of $124,719. The Company also issued 267,586 finders’ warrants, exercisable at a price of $1.25 per common share, until April 30, 2026, subject to an accelerated expiry date. The fair value of the 267,586 finders’ warrants was $14,930 computed using the Black Scholes pricing model.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

During the nine months ended November 30, 2025, 4,584,014 warrants were exercised at $0.50 per share, for total proceeds of $2,292,007, for the issuance of 4,584,014 common shares.

The following details the changes in outstanding warrants for the nine months ended November 30, 2025:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 29, 2024	16,962,927	0.54
Issued during the period	(80,640)	0.25
Outstanding, November 30, 2024	16,882,287	0.54

Outstanding, February 28, 2025	17,239,664	0.53
Issued during the period	9,368,384	0.57
Cancelled during the period	(2,625,000)	0.40
Exercised during the period	(4,584,014)	0.50
Outstanding, November 30, 2025	19,399,034	0.58

The following is a summary of warrants outstanding and exercisable as of November 30, 2024:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining (in years)
December 31, 2025	14,286,882	14,286,882	0.50	0.08
April 30, 2026	2,487,152	2,487,152	1.25	0.42
December 30, 2028	2,625,000	2,625,000	0.40	3.08
	19,399,034	19,399,034

(g)	Shares to be issued

On November 28, 2025, the Company received $354,000 for the exercise of 708,000 warrants. These warrants were exercised on December 5, 2025.

Under the Collaboration Agreement (see note 17(a)), shares are issuable to the PFN on November 30, 2025 at the value of $49,014. The 46,680 shares were issued as part of the total shares issuable on December 31, 2025 at the price of $1.05 per sharein respect of total expenses incurred of $1,960,556.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

13.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the three months ended		For the nine months ended
	November 30,		November 30,
	2025 $	2024 $	2025 $	2024 $
Share based compensation	413,538	162,219	928,654	899,829
Directors’ fees	—	10,000	—	10,000
Financing expenses	—	119,728	332,578	372,487
	413,538	291,947	1,261,232	1,282,316

The financing expenses relate to the amortization of the value of warrants granted by the Company to officers and directors pursuant to the Credit Facility (see also note 8).

During the nine months ended November 30, 2025, the Company issued 1,000,000 flow-through shares (2024 - 285,714) and 560,224 non-flow-through shares (2024 – nil) to officers and directors, for gross proceeds of $630,112 (2024 - $100,000), and 108,950 (2024 – nil) common shares to officers and directors on the exercise of warrants for gross proceeds of $54,475 (2024 - $nil).

There are no amounts owed to related parties as of November 30, 2025.

14.	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

As of November 30, 2025

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	20,023,238	—	—	20,023,238
Long-term investments	—	—	171,153	171,153

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $20,023,238. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as of November 30, 2025, has $19,983,238 in cash and cash equivalents and $40,000 in restricted cash and $637,691 in financial liabilities, which represents the Company’s maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one period. As of November 30, 2025, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has no investments or liabilities with variable interest rates. The Company is exposed to interest rate risk, as a decline in market interest rates at the time of GIC renewal could result in reinvestment at lower rates, potentially reducing overall returns.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of November 30, 2025, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,712. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is exposed to price risk on its investment in IPL.

15.	Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the nine-month period ended November 30, 2025. The Company is not subject to externally imposed capital requirements.

16.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company’s operations and long-lived assets are in Canada.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Financial Statements
November 30, 2025
(Expressed in Canadian Dollars)
(Unaudited)

17.	Commitments

(a)	Pekuakamiulnuatsh First Nation Agreement

On April 9, 2024, the Company entered into a collaboration agreement with the Pekuakamiulnuatsh First Nation (“PFN”) (the “Collaboration Agreement”). The Collaboration Agreement is intended to establish the respective commitments of both parties with respect to exploration and development activities at the Company’s mineral properties. The Collaboration Agreement remains in effect until the earlier of a) the signing of an Impact and Benefit Agreement (“IBA”); or b) the dissolution by mutual written consent of both parties. Upon signing the Collaboration Agreement, the Company issued 100,000 common shares to PFN as a good-faith payment, along with 100,000 common shares towards the minimum payment for calendar year 2024 (see note 12(b)(xv)). Each year, 2.5% of the expenses related to the exploration and development activities carried out (drilling and related work) on the mineral properties is to be paid to PFN in the form of common shares of the Company based on the market price of the common shares on December 31 of the year in question and payable by January 20 of the following year. Until the IBA is signed, the Company is to issue a minimum payment of 100,000 common shares per calendar year.

(b)	Offtake Agreement

On December 16, 2024, the Company entered into a binding letter of intent (the “LOI”) for a future phosphate concentrate offtake. The LOI contemplates a minimum of 200,000 tonnes per year (with an option to increase by 20%) starting around January 1, 2029, subject to project completion. Pricing is to be based on a formula linked to phosphoric acid market indices and other cost factors. Under the LOI, once a FEED/EPC/EPCM contract for a Merchant Grade Phosphoric Acid plant is signed, the customer may make a lump-sum prepayment of up to €3,100,000 (minimum 50%), which is to be applied against purchases and provide rebates totaling €6,200,000 over the first four years. The LOI remains valid until December 16, 2029 unless extended by mutual agreement.

18.	Subsequent Events

On December 31, 2025, the Company issued 240,132 shares to PFN (see notes 12 and 17(a)).

On December 31, 2025, 1,994,564 warrants with an exercise price of $0.50 expired unexercised.

In December 2025, the Company issued 4,653,501 flow-through shares at a price of $0.90 per share, for gross proceeds of $4,188,151, and 2,062,754 units, at a price of $0.90 per unit, for gross proceeds of $1,856,479. Each unit is comprised of one common share and one common share purchase warrant with each warrant exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 76,444 compensation shares and 76,444 compensation warrants, with the warrants exercisable at $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause.

On January 6, 2026, the Company entered into an amendment to its existing, long-term phosphate concentrate offtake agreement in the form of letter of intent (the “LOI”) with an existing partner (see note 17(b)). Under the amendment, the customer agreed to pre-pay US$530,000 to the Company. If no positive production decision is made within the LOI term or a negative decision occurs, this amount is refundable with 6% per annum interest.

Between December 1 and January 27, 2025, the Company issued 12,437,545 common shares on the exercise of warrants, for total proceeds of $6,224,398.

Between December 1 and January 27, 2025, the Company issued 1,275,000 common shares on the exercise of options, for total proceeds of $403,750.

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